SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
             Western Massachusetts Electric Company

           with respect to Issuance of Debt Securities


Certificate is filed by:  Western Massachusetts Electric Company
                        (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     $50,000,000 of Senior
                                             Notes, Series B, due
                                             2034, bearing interest
                                             at 5.90%

2.   Issue, renewal or guaranty:             Issue


3.   Principal amount of each security:      $50,000,000 aggregate
                                             principal amount

4.  Rate of interest per annum of each security:      5.90%


5.  Date of issue, renewal or guaranty of
    each security:                           Issued  September 23, 2004


6.  If renewal of security, give date of original issue: N/A


7.  Date of maturity of each security:      September 15, 2034


8. Name of the person to whom each security was issued, renewed or guaranteed: Public offering underwritten by Morgan Stanley & Co. Incorporated, Keybanc Capital Markets, a Division of McDonald Investments, Inc. and TD Securities (USA) Inc.


9.   Collateral given with each security, if any: N/A

10.  Consideration received for each security:   $49,389,000 in the
                                                 aggregate

11.  Application of proceeds of each security:
     to fund a trust which will be used to satisfy the Company's obligations to the U. S. Department of Energy under the Nuclear Waste Policy Act of 1982 for disposal costs of pre-1983 spent nuclear fuel.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c.   the provisions contained in any rule of the Commission
          other than Rule U-48:     X

13.  If the security or securities were exempt from the
     provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of
     nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.
     (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of
     the Act granted by the first sentence of Section 6(b)).    N/A


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                       Rule 52

                   [SIGNATURE PAGE TO FOLLOW]

                                 WESTERN MASSACHUSETTS ELECTRIC
                                 COMPANY


                                 By   /s/ Randy A. Shoop
                                      Randy A. Shoop
                                      Assistant Treasurer -
                                      Finance

Date: September 27, 2004